Exhibit 99.6

CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2012 and 2011
_______________________

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Keegan Resources Inc. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The Company’s independent auditors, KPMG LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2012 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2012.

KPMG LLP, our auditors, have audited the effectiveness of our internal control over financial reporting as of March 31, 2012, as stated in their report which appears herein.

“Shawn Wallace” Shawn Wallace Chief Executive Officer	“Greg McCunn” Greg McCunn Chief Financial Officer

Vancouver, Canada June 28, 2012

KEEGAN RESOURCES INC.

Consolidated Statements of Financial Position	Expressed in United States Dollars
	March 31, 2012	March 31, 2011	April 1, 2010
Assets

Current assets:
Cash and cash equivalents	$197,608,106	$236,329,452	$47,954,689
Receivables	244,308	252,557	120,760
Prepaid expenses and deposits	648,002	150,930	253,553
	198,500,416	236,732,939	48,329,002

Non-current assets:
Plant and equipment (note 5)	1,984,719	1,484,007	701,012
Investment in associate (note 6)	627,394	-	-
Mineral interests and development assets (note 7)	25,822,734	10,581,692	2,234,420
	28,434,847	12,065,699	2,935,432

Total assets	$226,935,263	$248,798,638	$51,264,434

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 18)	$4,813,773	$5,236,343	$1,080,873
	4,813,773	5,236,343	1,080,873

Non-current liabilities:
Asset retirement provision (note 9)	8,737,634	7,242,082	49,084
	8,737,634	7,242,082	49,084

Total liabilities	13,551,407	12,478,425	1,129,957

Shareholders’ Equity

Share capital (note 10)	313,198,434	309,345,374	97,003,978
Equity reserves (note 11)	27,227,563	15,864,395	7,167,340
Accumulated deficit	(127,042,141)	(88,889,556)	(54,036,841)
Total shareholders’ equity	213,383,856	236,320,213	50,134,477

Total liabilities and shareholders’ equity	$226,935,263	$248,798,638	$51,264,434

Commitments (note 13)
Contingencies (note 14)
First-time adoption of IFRS (note 21)

Approved by the Board of Directors on June 28, 2012:
“Shawn Wallace” Director	“Marcel de Groot” Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars
	2012	2011

Administration expenses:
Amortization	$249,206	$100,281
Consulting fees, directors’ fees and wages and benefits (note 12)	4,378,541	2,375,162
Office, rent and administration	1,236,216	1,049,039
Professional fees (note 12)	851,575	430,689
Regulatory fees, transfer agent and shareholder information	312,797	182,713
Share-based compensation (note 11(a))	8,846,973	7,458,508
Travel, promotion and investor relations	1,935,879	950,989
	17,811,187	12,547,381

Exploration and evaluation expenditures (note 8)	18,414,774	26,114,646

Other expenses (income):
Accretion expense (note 9)	250,576	-
Bank charges and interest	56,646	35,627
Foreign exchange loss (gain)	1,295,107	(3,150,101
Gain on sale of marketable securities	-	(212,103)
Disposition loss on loss of control of subsidiary (note 6)	1,882,184	-
Interest and other income	(1,557,889)	(482,735)
	1,926,624	(3,809,312)

Loss and Comprehensive loss for the year	$38,152,585	$34,852,715

Loss per share – basic and diluted	$0.51	$0.71

Weighted average number of shares outstanding	75,347,941	49,177,957

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars
			Equity	Accumulated	Total
	Number	Share capital	reserves	deficit	equity

Balance as at April 1, 2010:	45,047,123	$97,003,978	$7,167,340	$54,036,841	$50,134,477

Issuance of common shares for:
Bought-deal prospectus financing	28,405,000	205,278,353	662,580	-	205,940,933
Exercise of share-based options	1,195,132	6,032,451	(2,415,077)	-	3,617,374
Exercise of broker warrants	237,333	1,030,592	(305,888)	-	724,704
Share-based compensation	-	-	10,755,440	-	10,755,440
Net loss for the year	-	-		(34,852,715)	(34,852,715)
Balance as at March 31, 2011	74,884,588	309,345,374	15,864,395	(88,889,556)	236,320,213

Issuance of common shares for:
Exercise of share-based options	641,250	3,697,051	(1,365,779)	-	2,331,272
Mineral interest (note 7(a))	20,000	156,009	-	156,009
Share-based compensation	-	-	12,728,947	-	12,728,947
Net loss for the period	-	-	-	-38,152,585	(38,152,585)

Balance as at March 31, 2012	75,545,838	$313,198,434	$27,227,563	(127,042,141)	$213,383,856

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars
	2012	2011

Cash provided by (used in):
Operating activities:
Loss for the year	$(38,152,585)	$(34,852,715)
Items not involving cash:
Amortization	618,362	233,635
Accretion expense	250,576	-
Gain on sale of marketable securities	-	(212,103)
Disposition loss on loss of control of subsidiary (note 6)	1,882,184	-
Interest income	(1,491,938)	(482,735)
Share-based compensation	8,846,973	7,458,508
Share-based compensation included in exploration and
evaluation expenditures	2,379,808	3,296,932
Unrealized foreign exchange loss (gain)	4,157,306	(3,597,823)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(1,458,976)	3,655,470
Prepaid expenses and deposits	(501,446)	102,623
Receivables	114,316	(119,618)
	(23,355,420)	(24,517,826)
Investing activities:
Purchase of plant and equipment	(1,721,250)	(1,016,630)
Proceeds on disposal of plant and equipment	16,013	-
Purchase of marketable securities	-	(143,636)
Proceeds on disposal of marketable securities	-	355,739
Development costs	(10,620,607)	-
Acquisition of mineral interests	(610,000)	(654,274)
Net investment in associate (note 6)	(1,923,415)	-
Interest received	1,379,300	470,556
	(13,479,959)	(988,245)
Financing activities:
Shares issued for cash, net of share issuance costs	2,331,272)	210,283,011

Impact of foreign exchange on cash and cash equivalents	(4,217,239)	3,597,823

(Decrease) Increase in cash and cash equivalents for the year	(38,721,346)	188,374,763

Cash and cash equivalents, beginning the year	236,329,452	47,954,689

Cash and cash equivalents, end of the year	$197,608,106	236,329,452
Supplemental cash flow information (note 16)

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

1.	Nature of operations

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5, Canada.

Management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming year, including the completion of a feasibility study for the Esaase property. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.	Basis of presentation and adoption of IFRS

(a)	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), effective for the Company’s reporting for the year ended March 31, 2012. These are the Company’s first annual financial statements prepared in accordance with IFRS. Previously, the Company prepared its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Subject to certain transition elections disclosed in note 22, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position as at April 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 22 describes the impact of the transition to IFRS on the Company’s reported financial position and financial performance, including the nature and effect of significant changes in accounting policies from those used in its GAAP consolidated financial statements as at April 1, 2010 and March 31, 2011, and for the year ended March 31, 2011.

These consolidated financial statements were authorized for issue and approved by the Board of Directors on June 28, 2012.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis.

All amounts are expressed in US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

2.	Basis of presentation and adoption of IFRS (continued)

(b)	Basis of presentation and consolidation (continued)

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources Ghana Limited	Ghana	90%
Keegan International (Barbados) Inc.	Barbados	100%
Keegan Ghana (Barbados) Inc.	Barbados	100%

Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Effective March 30, 2012, the Company lost control over its wholly-owned subsidiary Universal Mineral Services Ltd., through disposition (note 6).

All significant intercompany amounts and transactions have been eliminated on consolidation.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized in note 3.

3.	Significant accounting policies

(a)
Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the U.S. dollar.

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the date of the statement of financial position.

Non‐monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non‐monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(b)
Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(b)
Business combinations (continued)

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in net earnings (loss).

(b)
Non-controlling interest

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Subsequent to the acquisition date, adjustments are made to the carrying amount of the non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. In the event a non-controlling interest is represented by a non-participating entity, then the non-controlling interest is not recognized until the entity has the right to receive its share of the subsidiary’s net assets.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interest in the subsidiary and the difference to the carrying amount of the non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized in equity and attributed to the shareholders of the Company.

(d)	Financial instruments

i.	Financial assets

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in net earnings (loss).

Subsequent to initial recognition, the financial assets are measured in accordance with the following:

●
Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

●
Held-to-maturity investments, and loans and receivables, are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method less any impairment. Cash and cash equivalents and receivables are classified as loans and receivables.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(d)	Financial instruments (continued)

i.	Financial assets

●
Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

●
Derivatives embedded in other financial instruments or non-financial contracts (the “host instrument”) are treated as separate derivatives with fair value changes recognized in the net earnings (loss) when their economic characteristics and risks are not clearly and closely related to those of the host instrument, and the combined instrument or contract is not held for trading. There were no embedded derivatives identified in a review of the Company’s contracts. Free-standing derivatives that meet the definition of an asset or liability are measured at their fair value and reported in the Company’s financial statements.

ii.
Financial liabilities

The Company’s financial liabilities are comprised of accounts payable and accrued liabilities. All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Subsequent to initial recognition, the financial liabilities are measured in accordance with the following:

●
Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

●
Financial liabilities classified as fair value through profit or loss  include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss  are recognized through the statement of comprehensive income. The Company did not have any financial liabilities classified as fair value through profit or loss as at March 31, 2012 and 2011 and April 1, 2010.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(e)
Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days or fully redeemable without penalty or loss of interest.

(f)
Exploration and evaluation expenditures

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days or fully redeemable without penalty or loss of interest.

Exploration and evaluation expenditures include the costs of acquiring licenses, permitting and maintaining exploration concessions in good standing, exploration drilling and related costs incurred on sites prior to the establishment of an economical resource. Exploration costs include value added taxes incurred in foreign jurisdictions when recoverability of these taxes is uncertain.

All exploration and evaluation expenditures, except for acquisition costs and costs arising from the recognition of an asset retirement obligation, are expensed until properties are determined to contain economically recoverable mineral resources. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further costs incurred for the development of that project are capitalized as mineral interests. Costs incurred prior to the legal right to explore has been attained are expensed.

Acquisition of exploration assets

The fair value at acquisition date of a mineral interest acquired either through a business combination or asset acquisition are capitalized.

Asset retirement obligations

Assets arising from the recognition of an asset retirement obligation are capitalized.

(g)
Mineral interests, plant and equipment

Mineral interests, plant and equipment is carried at cost less accumulated amortization. The cost of an item of mineral interests, plant or equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(g)
Mineral interests, plant and equipment (continued)

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Depreciation

Depreciation is determined at rates that will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute depreciation are as follows:

Asset	Basis	Rate
Buildings	straight-line	25 years
Computers and equipment	declining balance	30%
Leasehold improvements	straight-line	shorter of term of lease
and estimated useful life
Motor vehicles	straight-line	5 years
Machinery and equipment	straight-line	5 – 25 years
Mineral interests	units of production	n/a

Mineral interests

Mineral interests consist of costs associated with the acquisition and development of economical mineral resources within a specific area of interest. The determination of whether mineral resources are economically recoverable is indicated through the following criteria:

●	the existence of technical data that gives reasonable assurance that the mineralized resource is economically extractable;

●
the establishment of a life-of-mine model that provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production over the project;

●	the existence of key operating and environmental permits or the existences of programs that layout a timeline and feasibility of attaining such authorizations;

●	management’s intent to develop the property through to commercial production; and,

●	existence of sufficient financial resources or evidence that they are clearly attainable to develop the project.

On the commencement of commercial production, depletion of each mineral interest will be provided on a unit-of-production basis using estimated reserves as the depletion base.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

3.     Significant accounting policies (continued)

Derecognition Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings (loss).

(h)
Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or a cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in net earnings (loss), unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the net carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

(g)
Mineral interests, plant and equipment

Mineral interests, plant and equipment is carried at cost less accumulated amortization. The cost of an item of mineral interests, plant or equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

(i)	Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and to increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the statement of net earnings (loss). Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The increase in the carrying value of related assets are charged against net earnings (loss) over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The related liability is also adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(j)
Comprehensive loss

Comprehensive loss consists of net loss and other comprehensive income (loss) (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources. For all periods covered by these consolidated financial statements comprehensive loss and net loss are the same.

(k)
Loss per share

Basic loss per share are calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of diluted common shares outstanding during the year. Diluted common shares reflect the potential dilutive effect of exercising the share options and warrants based on the treasury stock method. As the Company has incurred a loss for all periods present in the financial statements, diluted loss per share is equal to basic loss per share.

(l)
Share-based compensation

The Company has a share-based compensation plan as described in note 11(a). The Company records all share-based compensation paid to employees and consultants using the fair value method.

Compensation expense attributable to share based awards to employees is measured at the fair value at the date of grant using the Black-Scholes model. Each tranche of a share option grant is valued individually and then amortized on a straight-line basis over the vesting period of each tranche within the grant. The fair value, under the Black-Scholes model, takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, volatility, forfeiture rate and the risk free interest rate.

(m)
Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred income tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(m)
Income taxes (continued)

The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to setoff current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

(n)
Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in non-current assets on the consolidated statements of financial position. Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(o)
Use of estimates

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral interests and capitalized development costs, the determination of environmental restoration, and the assumptions about the variables used in the calculation of share-based payments.

●	Economic recoverability and probability of future economic benefits of mineral interest and capitalized development costs
Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

●	Determination of environmental restoration costs
Management estimates the cost of site reclamation and then the present value of future cash flows using estimated discount rates and inflation rates.

●	Assumptions about the variables used in the calculation of share-based payments
Management determines the fair value of share-based payments using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Management believes the estimates used in these consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(p)
Use of judgments

The critical judgments made by the Company’s management in the process of applying the Company’s accounting policies, apart from those involving estimation (note 3(o)), which have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

●	Determination of functional currency

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency for the Company and its subsidiaries is the US Dollar.

●	Determination of legal judgments

As disclosed in note 14, the Company applied judgment in respect of legal claims.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

4.       Standards, amendments and interpretations not yet effective

          The following new standards, amendments and interpretations, that have been issued but not yet adopted in these consolidated financial statements:

(a)
IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company is currently evaluating the impact of IFRS 9 on its financial instruments; however, the impact, if any, is not expected to be significant.

(b)
IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) – amendments

In October 2010, the IASB issued amendments to IFRS in respect to the disclosure relating to transfers of financial assets. The amendments require additional disclosure to assist users of financial statements in evaluating the risk exposures in respect to transfers of financial assets that are not derecognized or for which the entity has a continuing involvement.  The amendments became effective for annual periods commencing on or after July 1, 2011. The amendments will not impact these consolidated financial statements.

In December 2011, the IASB issued new disclosure requirements for financial assets and liabilities that (1) are offset in the statement of financial position; or (2) subject to master netting agreements or similar arrangements. These new disclosure requirements are effective for annual periods beginning on or after January 1, 2013 and are to be applied retrospectively. The Company is currently evaluating the impact of these new disclosure requirements on its financial statement; however, the impact, if any, is not expected to be significant.

(c)
IFRS 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) Interpretation 12, Consolidation - Special Purpose Entities. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company currently does not anticipate the adoption of IFRS 10 to have a significant impact on its consolidated financial statements.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

4.       Standards, amendments and interpretations not yet effective (continued)

(d)
IFRS 11, Joint Arrangements (“IFRS 11”)

In May 2011, the IASB issued guidance establishing principles for financial reporting by parties to a joint arrangement. IFRS 11 replaces IAS 31, Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is reviewing the standard to determine the potential impact, if any, on its consolidated financial statements.

(e)
IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The disclosure requirements are applicable to all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted. The Company is reviewing the standard to determine the potential impact, if any, on its consolidated financial statements.

(f)
IFRS 13, Fair Value Measurement (“IFRS 13”)

In May 2011, the IASB issued guidance establishing a single source for fair value measurement. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another standard requires or permits the item to be measured at fair value, with limited exceptions. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

(g)
IAS 12, Deferred Tax: Recovery of Underlying Assets (“IAS 12”)

Amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The Company is in the process of evaluating the impact of the new standard on its financial statements.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

4.       Standards, amendments and interpretations not yet effective (continued)

(h)
IAS 27, Separate Financial Statements (“IAS 27”)

IAS 27 was amended as a consequence of the issuance of IFRS 10, 11 and 12. IAS 27 sets the standards for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required, to present separate non-consolidated financial statements. Amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard on its financial statements.

(i)
IAS 28, Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 was amended as a consequence of the issuance of IFRS 10, 11 and 12. IAS 28 provides additional guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control or significant influence over an investee. Amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard on its financial statements.

(j)
IAS 32, Financial Instruments: presentation (“IAS 32”)

In December 2011, the IASB issued amendments to IAS 32. The amendments clarify that an entity currently has a legally enforceable right to set-off financial assets and liabilities if that right is (1) not contingent on a future event; and (2) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. These amendments are effective for annual periods beginning on or after January 1, 2014 and are to be applied retrospectively. The Company is currently evaluating the impact of the adoption of the amendments on its financial statement; however, the impact, if any, is not expected to be significant.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

5.	Plant and equipment

	Administration	Esaase development project			Totals
	Office and equipment	Buildings	Equipment	Motor Vehicles
Cost
As at April 1, 2010	$389,978	$96,519	$126,700	$328,504	$941,701
Additions	317,041	311,875	28,633	359,081	1,016,630
As at March 31, 2011	707,019	408,394	155,333	687,585	1,958,331
Additions	638,564	339,444	145,938	597,304	1,721,250
Dispositions	-	-	-	(49,955)	(49,955
Loss of control of UMS (note 6)	(775,197)	-	-	-	(775,197
As at March 31, 2012	$570,386	$747,838	$301,271	$1,234,934	$2,854,429

Accumulated depreciation
As at April 1, 2010	$(98,952)	$-	$(41,840	$(99,897)	$(240,689
Depreciation	(100,281)	(549)	(21,763	(111,042)	(233,635
As at March 31, 2011	(199,233)	(549)	(63,603	(210,939)	(474,324
Depreciation	(249,206)	-	(48,323	(320,833)	(618,362
Dispositions	-	-	-	33,942	33,942
Loss of control of UMS (note 6)	189,034	-	-	-	189,034
As at March 31, 2012	$(260,918)	$(549)	$(110,413	$(497,830)	$(869,710
Net book value
As at April 1, 2010	$291,026	$96,519	$84,860	$228,607	$701,012
As at March 31, 2011	$506,273	$407,845	$93,243	$476,646	$1,484,007
As at March 31, 2012	$309,468	$747,289	$190,858	$737,104	$1,984,719

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

6.	Investment in associate

On March 30, 2012, the Company entered into a transaction whereby it disposed of its 100% interest in Universal Mineral Services Ltd. (“UMS”) to three companies with directors and officers in common. The terms of the transaction required the Company to make a CND$2.5 million investment in UMS in exchange for discharging a 75% stake in the contractual commitments held by UMS for an office lease and employee termination payments. The Company continues to provide a financial  guarantee for the UMS office lease. In addition, the Company received 25 preferred shares in UMS which entitled it to a 25% stake in the restructured UMS as well as a  preferential right to the assets of UMS upon dissolution.

Upon the sale of the net 75% interest in UMS and loss of control, the Company derecognized the assets and liabilities of UMS at their carrying amounts and recognized its remaining interest at cost. The transaction resulted in the recording of a loss on disposition of $1,882,184.

Upon completion of the transaction, UMS repaid the Company the balance of its intercompany loan, CND$892,487 ($894,718).

On March 31, 2012, the management reviewed its equity investment in UMS for impairment and concluded that the carrying amount of the investment does not exceed its fair value.

7.	Mineral interests and development assets

		Accumulated	Net book
March 31, 2012	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043

Acquisition costs, Esaase	5,362,508	-	5,362,508
Development costs, Esaase	11,830,057	-	11,830,057
Asset retirement obligation	8,460,126	-	8,460,126
Esaase development project	25,652,691	-	25,652,691

	$25,822,734	$-	$25,822,734

  Based on positive results of a pre-feasibility study the Company now has Proven and Probable Mineral reserves and effective October 1, 2011 began capitalizing costs associated with the development of the Esaase Gold Project.

		Accumulated	Net book
March 31, 2011	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043

Acquisition costs, Esaase	3,196,499	-	3,196,499
Asset retirement obligation	7,215,150	-	7,215,150
Esaase development project	10,411,649	-	10,411,649

	$10,581,692	$-	$10,581,692

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

7.	Mineral interests and development assets (continued)

Reconciliation of  mineral interests

	Year ended	Year ended
	March 31, 2012	March 31, 2011

Opening balance	$10,581,692	$2,234,420

Additions:
Acquisition costs, Esaase	2,166,009	1,181,982
Development costs, Esaase	11,830,057	-
Asset retirement obligation	1,244,976	7,165,290
	15,241,042	8,347,272

Closing balance	$25,822,734	$10,581,692

(a)
Essase gold project

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase Gold property in the southwest part of the Republic of Ghana (“Ghana”), West Africa. The property is subject to the underlying 10% interest and 5% royalty (see note 14(a)) to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. Under the terms of the option agreement, the Company was to make a series of cash payments totaling $890,000, issue 780,000 common shares and incur minimum exploration expenditures of $2,250,000 over a three year period.

During the year ended March 31, 2008, after having made cash payments of $500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro.

Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Ghanaian Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalties and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid $50,000 to the Bonte Liquidation Committee and $50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% royalty based on the existing mining lease and the Bonte Liquidation Committee retains a 0.5% royalty.

Subsequent to the granting of the Esaase and Jeni mining leases, the Ghanaian government amended the royalty scheme in Ghana to a 5% royalty for all mining projects and uncertainty now exists as to the final royalty rate applicable to the property (see note 14(a)).

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

7.	Mineral interests and development costs (continued)

(a)	Essase gold project (continued)

Concession acquisitions during the year ended March 31, 2012

On December 1, 2011, the Company entered into a purchase agreement with Tetollas Mining Enterprise to acquire an 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property. In accordance with the purchase agreement, the Company made payments totaling $400,000 in exchange for the transfer of title.

During the year ended March 31, 2012, the Company paid $110,000 pursuant to an option agreement with Sky Gold Mines Limited (“SGM”) whereby the Company was granted the exclusive option by SGM to acquire 100% interest in a four-part concession adjacent to the Esaase Gold property. The concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM. Pursuant to the agreement the Company is required to make staged payments totaling $150,000 in addition to the total of $250,000 already paid, and issue in stages a total of 40,000 shares of the Company. In July 2011, the Company received Ministerial approval of the option agreement and in January 2012 issued 20,000 shares of the Company at a cost of $156,009. The remaining 20,000 shares will be issued at the Company’s option, in 10,000 share tranches on the second and third anniversaries of this option agreement.

Concession acquisitions during the year ended March 31, 2011

During the year ended March 31, 2011, the Company made a payment of $600,000 plus certain acquisition costs to acquire a 100% interest in the Dawohodo prospecting concession, a mineral concession adjacent to the Esaase Gold property, and accrued a further $500,000 payable pursuant to this agreement. The $500,000 was paid during the year ended March 31, 2012.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, as at March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold property through an interest in Keegan Resources Ghana Limited (“Keegan Ghana”).

Keegan Ghana reserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Keegan Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital of Keegan Ghana nor share in the entity’s losses, a non-controlling interest is not recognized while Keegan Ghana is in a net liability position.

(b)	Asumura gold project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty, 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and 10% ownership by the Ghanaian government.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

8.
Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	2012	2011

Esaase:
Camp operations	$1,091,202	$555,438
Development support costs	559,643	1,879,304
Equipment and infrastructure	951,673	588,700
Engineering studies	2,989,662	2,020,526
Exploration drilling	2,933,027	4,479,279
Exploration support costs	1,703,947	4,218,925
Health and environmental	1,102,038	1,072,582
Technical and in-fill drilling	3,570,062	4,883,243
Share-based compensation	2,379,808	3,296,932
VAT receivable allowance	1,133,712	1,665,108
	18,414,774	24,660,037

Asumura:	-	1,454,609
Total exploration and evaluation expenditures	$18,414,774	$26,114,646

9.	Asset retirement provision

The asset retirement provision relates to current and historical disturbance caused to the mineral concessions within the area of interest of the Esaase development project. Management has determined that these areas will be included as part of the project’s life-of-mine rehabilitation program. The present value of this constructive obligation has been recorded as a non-current provision.

Esaase development project	Year ended	Year ended
	March 31, 2012	March 31, 2011

Opening balance	$7,242,082	$49,084
Additions	1,244,976	7,192,998
Accretion	250,576	-

Closing balance	$8,737,634	$7,242,082

Undiscounted and uninflated estimated future cash obligation	$8,532,476	$8,186,463
Expected term until settlement	13 years	13 yearss
Discount rate	2.23%	3.46%

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

10.	Share capital

(a)      Authorized
Unlimited common shares without par value; and
Unlimited preferred shares without par value

(b)	Issued and outstanding common shares

	Number
	of shares	Amount
Balance, March 31, 2010	45,047,123	$97,003,978

Issued for cash:
Pursuant to a bought deal financing at C$7.50	28,405,000	216,296,974

Share issuance costs, cash	-	(10,356,041)

Share issuance costs, fair value of warrants
granted to underwriters	-	(662,580)

Pursuant to the exercise of warrants
- at C$3.10	237,333	724,704

Pursuant to the exercise of options
- at C$1.12	37,500	41,155
- at C$1.16	200,000	227,783
- at C$2.44	349,507	820,950
- at C$2.48	40,000	100,232
- at C$3.31	50,000	164,901
- at C$3.60	75,000	265,869
- at C$4.01	65,625	262,876
- at C$4.20	280,000	1,138,519
- at C$6.19	97,500	595,089

Transferred from equity reserves on the exercise of options and warrants	-	2,720,965

Balance, March 31, 2011	74,884,588	309,345,374

Issued for cash:
Pursuant to the exercise of options
- at C$2.44	305,000	749,130
- at C$3.31	50,000	172,667
- at C$3.60	25,000	91,764
- at C$4.01	96,250	398,599
- at C$4.20	75,000	321,363
- at C$6.19	80,000	515,487
- at C$7.83	10,000	82,262

Issued pursuant to the SGM agreement (note 7(a))	20,000	156,009

Transferred from equity reserves on the exercise of options	-	1,365,779

Balance, March 31, 2012	75,545,838	$313,198,434

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

10.
Share capital (continued)

Year ended March 31, 2012

During the year ended March 31, 2012, an aggregate of 641,250 common shares were issued for gross proceeds of $2,331,272 on exercise of options. In addition, a reclassification of $1,365,779 from equity reserves to share capital was recorded on the exercise of these options.

The Company issued 20,000 shares to SGM pursuant to an agreement on a concession adjacent the Essase Gold property (note 7(a)). The fair value of the shares was estimated to be $156,009 or $7.80 (C$ 7.98) per share which was the closing market price of the Company’s shares at July 11, 2011 when the shares became issuable.

Year ended March 31, 2011

On February 17, 2011, the Company completed a bought deal share offering pursuant to an underwriting agreement, under which the underwriters purchased an aggregate of 24,700,000 common shares of the Company at a price of C$7.50 per common share for gross proceeds of $188,084,325. The underwriters exercised an over-allotment option to purchase an additional 3,705,000 common shares at C$7.50, bringing the total gross proceeds from the bought deal financing to $216,296,974.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 4.5% of the gross proceeds raised or $9,733,364  and incurred other cash share issuance costs totaling $622,677.  In addition, the Company granted 284,050 share purchase warrants to the underwriters entitling them to purchase common shares of the Company at a price of C$7.50 per share until February 17, 2013. The Company recorded share issuance costs of $662,580 related to the warrants granted to underwriters, representing the fair value or the warrants calculated using the Black-Scholes option-pricing method (note 11(b)).

During the year ended March 31, 2011, an aggregate of 1,195,132 common shares were issued for gross proceeds of $3,617,374 on exercise of options. In addition, a reclassification of $2,415,077 from equity reserves to share capital was recorded on the exercise of these options.

During the year ended March 31, 2011, an aggregate of 237,333 common shares were issued for gross proceeds of $724,704 on exercise of broker’s warrants. In addition, a reclassification of $305,888 from equity reserves to share capital was recorded on the exercise of the broker’s warrants.

11.	Equity reserves

(a)	Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant from time to time options to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

Share-based options movement	Number	Weighted average
	of shares	exercise price
Balance, March 31, 2011	6,213,750	$	C6.37
Granted	1,952,500	$	C5.17
Exercised	(641,250)	$	C3.55
Forfeited	(102,500)	$	C7.43
Cancelled	(2,475,000)	$	C8.04
Balance, March 31, 2012	4,947,500	$	C5.41

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

11.	Equity reserves (continued)

(a)	Share-based options (continued)

The following table summarizes the share-based options outstanding and exercisable at March 31, 2012:

	Number outstanding at		Number exercisable at
Exercise price	March 31, 2012	Expiry date	March 31, 2012

C$4.20	365,000	February 5, 2013	365,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	320,000	October 6, 2014	320,000
C$6.50	220,000	December 13, 2014	220,000
C$6.19	1,392,500	May 26, 2015	1,392,500
C$8.00	600,000	March 17, 2016	450,000
C$7.55	50,000	July 8, 2016	25,000
C$7.66	40,000	August 2, 2016	20,000
C$4.59	1,577,500	February 16, 2017	394,375
	4,947,500		3,569,375
Weighted average contractual life
remaining at March 31, 2012 (years)	3.52		3.04

During the year ended March 31, 2012, under the Black-Scholes option pricing model, $11,226,781 (March 31, 2011 - $10,755,440) in share-based compensation expense was recorded in the statement of comprehensive loss of which $2,379,808 (March 31, 2011 - $3,296,932) was included in exploration and evaluation expenses. In addition, during the year ended March 31, 2012, share-based compensation of $1,502,166 was included in mineral interests and development costs (March 31, 2011 - $Nil).

During the year ended March 31, 2012, certain of the Company’s directors, officers and employees voluntarily forfeited 2,475,000 options: 1,826,250 of these options were vested and the remaining 648,750 were unvested. These forfeited options had a fair value of $12,047,139, of which $11,260,901 has previously been expensed and $786,238 relates to the accelerated recognition of share-based compensation expense upon the voluntarily forfeiture of these share-based options during the current year.

The fair value of share-based options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	March 31, 2012	March 31, 2011

Risk free interest rate	1.25%	2.21%
Expected dividend yield	0%	0%
Stock price volatility	87.28%	88.11%
Forfeiture rate	1.14%	1.28%
Expected life of options	3.56 years	3.63 years

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

11.	Equity reserves (continued)

(b)	Warrants

The continuity of share purchase warrants for the year ended March 31, 2012 is as follows:

Exercise price	Expiry date	March 31, 2011	Issued	Exercised	Expired	March 31, 2012

C$ 7.50	February 17, 2013	284,050	-	-	-	284,050

		284,050	-	-	-	284,050

The continuity of share purchase warrants for the year ended March 31, 2011 is as follows:

Exercise price	Expiry date	March 31, 2010	Issued	Exercised	Expired	March 31, 2011

C$ 7.50	February 17, 2013	-	284,050	-	-	284,050
C$ 3.10	November 26, 2010	237,333	-	(237,333)	-	-

		237,333	284,050	(237,333)	-	284,050

The fair value of $662,580 of the 284,050 brokers’ warrants issued during the year ended March 31, 2011 was included in share issuance costs (note 10 (b)).

The fair value of the 284,050 broker warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

February 17, 2011

Risk free interest rate	1.79%
Expected dividend yield	0%
Stock price volatility	55%
Share price on date of valuation	C$7.50
Expected life of warrants	2.0 years

(c)
Shareholder rights plan

During the year ended March 31, 2009, the Directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”).  The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan.  Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

12.
Related party transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by the management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement. In addition to the transactions with related parties disclosed elsewhere in these consolidated financial statements, the Company had the following related parties transactions during the year ended March 31, 2012:

The Company has a geological consulting agreement with Rock-on Exploration Ltd., a company controlled by a director of the Company, under which the Company pays $10,000 per month plus benefits. During the year ended March 31, 2012, the Company paid consulting fees and benefits of $141,180 (2011 - $301,450). Included in accounts payable and accrued liabilities as at March 31, 2012 is $41,532 (2011 - $47,819) owing to this company.

During the year ended March 31, 2012, the Company paid/accrued professional fees of $nil (2011 - $15,414) for accounting fees to a company controlled by an officer of the Company.

During the year ended March 31, 2012, the Company recovered on a cost recovery basis $1,275,881 (2011 - $219,580) from companies with directors and officers in common, which is included in administration expenses in the statement of comprehensive income.

Key management compensation

	2012	2011

Salaries	$2,296,856	$1,203,723
Share-based payments	6,115,578	3,614,837
Other compensation	72,650	52,927

	$8,485,084	$4,871,487

13.
Commitments

As at March 31, 2012, the Company had released all of its contractual commitments with certain service providers in Canada due to the sale of 75% of UMS and the resulting loss of control. In Ghana all contractual obligations have been fully prepaid and therefore released.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

14.	Contingencies

(a)	Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now states that a holder of a mining lease, restricted mining lease, or small scale mining license shall pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently,  uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether the rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

Proposed changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from current rates to a straight-line depreciation of 20% per year over 5 years. In addition, a windfall tax is being considered by the Ghanaian government.  It is not clear at this time how such a tax would be applied and what impact it may have on the project.

(b)	Esaase option agreement suit

Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro Co. Ltd., the company that had originally optioned the Esaase gold property to the Company (the “Litigation”). The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff.

Effective October 31, 2011, the Company entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the Litigation. These parties acquired their interests in the Litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff, Sametro Co Ltd. that was entered into the Ghana High Court at Tarkwa. Keegan's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan in its sole discretion. During the year ended March 31, 2012 Keegan made payments totaling $0.1 million and recorded a current liability of $1.4 million for the remainder of the settlement amount. These amounts have been capitalized to mineral interests.

The Company continues to view the remaining litigation as without legal merit and the claim will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

15.	Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

March 31, 2012	Canada	Ghana	Total

Plant and equipment	$172,393	$1,812,326	$1,984,719
Investment in associates	627,394	-	627,394
Mineral interests	-	25,822,734	25,822,734
	$799,787	$27,635,060	$28,434,847

March 31, 2011	Canada	Ghana	Total

Plant and equipment	$389,483	$1,094,524	$1,484,007
Mineral interests	-	10,581,692	10,581,692

	$389,483	$11,676,216	$12,065,699

Geographic allocation of loss

	Canada	Ghana	Total

Year ended March 31, 2012	$17,660,306	$20,492,279	$38,152,585
Year ended March 31, 2011	$7,507,745	$27,344,970	$34,852,715

16.  Supplemental cash flow information

	2012	2011

Income tax paid	$-	$-
Depreciation included in exploration
and evaluation expenses	371,740	133,354
Shares issued included
in mineral interest	156,009	-
Asset retirement provision included in
mineral interests and development costs	1,244,976	7,165,290
Mineral interests and development costs included
in accounts payable and accrued liabilities	1,107,283	500,000
Share-based compensation included in
mineral interests and development cost	1,502,166	-
Fair value of broker’s warrants included
in share capital	-	662,580

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

17.	Loss per share Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

	2012	2011

Loss attributable to ordinary shareholders	$38,152,585	$34,852,715
Weighted average number of common shares	75,347,941	49,177,957
Basic and diluted loss per share	$0.51	$0.71

Weighted average number of common shares:
	2012	2011

Issued common shares at April 1,	74,884,588	45,047,123

Effect of shares issued in bought deal financing	-	3,277,500

Effect of shares issued on exercise
of share-based options	461,928	729,858

Effect of shares issued on exercise
of broker’s warrants	-	123,476

Effect of shares issued on		-
SGM agreement (note 7(a))	1,425

Weighted average number of
common shares (basic and diluted) at March 31,	75,347,941	49,177,957

Basic and diluted loss per share amounts are the same as there are no instruments that have a dilutive effect on earnings.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

18.  Financial instruments

As at March 31, 2012, the Company’s financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities.

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments approximates their carrying value, unless otherwise noted.

			March 31, 2012
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets

Cash and cash equivalents	Loans and receivables	Amortized cost	$197,608,106	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	120,463	N/A

			$197,728,569

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$4,813,773	N/A

			$4,813,773

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

18.  Financial instruments (continued)

			March 31, 2011
	Category	Carrying value	Amount	Fair value hierarchy

Financial assets

Cash and cash equivalents	Loans and receivables	Amortized cost	$236,329,452	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	95,816	N/A

			$236,425,268

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$5,236,343	N/A

			$5,236,343

The risk exposure arising from these financial instruments is summarized as follows:

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at March 31, 2012, the receivables excluding refundable sales tax consist primarily of interest receivable of $112,638 (March 31, 2011 - $72,423) and other receivables of $7,825 (March 31, 2011 - $23,393), neither of which are considered past due.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

18.  Financial instruments (continued)

(b)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2012 the Company had a cash and cash equivalents balance of $197,608,106 (March 31, 2011 – $236,329,452) to settle current liabilities of $4,813,773 (March 31, 2011 - $5,236,343) that mainly consist of accounts payable that are considered short term and expected to be settled within 30 days.

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 100 basis points in the interest rates would result in a corresponding increase or decrease in loss for the year ended March 31, 2012 of approximately $1,976,081 (year ended March 31, 2011 - $2,363,294).

(ii)	Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures.

A significant change in the currency exchange rates between the US dollar relative to Canadian dollar (“CAD”), Ghanaian Cedi and the Australian dollar (“AUD”) could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2012 and March 31, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

	March 31, 2012			March 31, 2011
	CAD	Ghana Cedis	AUD	CAD	Ghana Cedis	AUD

Cash and cash equivalents	$37,758,640	$-	$-	$171,881,945	$348,177	$-
Accounts payable	(707,148)	(300,132)	(669,309)	(238,338)	(482,569)	(398,862)
Net exposure	$37,051,493	$(300,132)	$(669,309)	$171,643,607	$(134,392)	$(398,862)

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

18.  Financial instruments (continued)

(c)	Market risk

(ii)	Foreign currency risk

A 10% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $3,608,205 as at March 31, 2012 (March 31, 2011 - $17,111,035).

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at March 31, 2012 and 2011, the Company was not exposed to other price risk.

(d)	Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(e)	Items of income, expense, gains or losses arising from financial instruments

	2012	2011

Interest income from loans and receivable	$1,557,889	$482,735
Foreign exchange gain (loss)	(1,295,107)	3,150,101
Realized gain on available-for-sale financial assets	-	212,103

19.  Capital management

The Company considers items included in shareholders’ equity to be capital.

	March 31, 2012	March 31, 2011

Shareholders’ equity	$213,383,856	$236,320,213

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

The properties in which the Company currently has interests in are in the exploration and development stage, as such, the Company does not currently generate revenue. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

19.  Capital management (continued)

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach is reasonable.

There were no changes in the Company’s management of capital during the year ended March 31, 2012.

20.  Income taxes

(a) Tax losses

The Company has accumulated foreign resource deductions totaling $76,325,080 (2011 - $53,262,233) and non-capital losses of approximately $22,721,173 (2011 - $20,111,374) in Canada and $7,954,882 (2011 - $6,465,307) in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2013	$451,607	$-	$451,607
2014	728,279	54,639	782,918
2015	2,567,303	368,621	2,935,924
2016	2,426,748	-	2,426,748
2017	1,780,945	-	1,780,945
2026	-	1,095,379	1,095,379
2027	-	1,403,277	1,403,277
2028	-	2,165,006	2,165,006
2029	-	2,511,216	2,511,216
2030	-	4,368,090	4,368,090
2031	-	7,544,847	7,544,847
2032	-	3,210,098	3,210,098

	$7,954,882	$22,721,173	$30,676,055

(b) Income tax recovery provision

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is:

	2012	2011

Average statutory tax rate	26.13%	28.00%

Loss before income taxes	$(38,152,585)	$(34,852,715)

Expected income tax recovery	(9,967,363)	(9,758,760)
Increase (decrease) in income tax recovery resulting from:
Mineral exploration costs not deductible for tax	1,591,057	2,444,240
Stock based compensation	2,321,866	2,088,382
Other permanent differences	200,923	(368,345)
Effect of change in statutory rates	(5,012,294)	40,386
Effect of differences in tax rate in foreign jurisdictions	(1,274,846)	597,345
Share issuance costs	-	(2,507,863)
Foreign exchange	2,151,699	(1,564,612)
Increase in unrecognized tax assets	9,988,958	9,029,227

Income tax recovery	$-	$-

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

20.       Income taxes (continued)

(c)	Deferred tax assets and liabilities

	April 1, 2011	Net income/loss	Equity	March 31, 2012
Property and equipment	$56,413	$(547,890)	$-	$(491,477)
Share issuance costs	2,690,339	-	(812,525)	1,877,814
Investment in associate	-	454,029	-	454,029
Mineral interests	11,086,358	9,273,295	-	20,359,653
Unrealized foreign exchange	447,440	(190,672)	-	256,767
Non-capital losses carried forward	6,644,170	1,812,722	-	8,456,892
	20,924,720	10,801,484	(812,525)	30,913,678

Unrecognized deferred tax asset	$(20,924,720)	$(10,801,484)	$812,525	$(30,913,678)
Deferred tax assets	$-	$-	$-	$-
Deferred tax liabilities	$-	$-	$-	$-
Net deferred tax balance	$-	$-	$-	$-

	April 1, 2010	Net income/loss	Equity	March 31, 2011
Property and equipment	$43,705	$12,708	$-	56,413
Share issuance costs	821,186	-	1,869,153	2,690,339
Mineral interests	6,855,015	4,231,343	-	11,086,358
Unrealized foreign exchange	205,117	242,731	-	447,440
Non-capital losses carried forward	3,970,469	2,673,701	-	6,644,170
	11,895,492	7,160,083	1,869,153	20,924,720

Unrecognized deferred tax asset	(11,895,492)	(7,160,083)	(1,869,153)	(20,924,720)
Deferred tax assets	$-	$-	$-	$-
Deferred tax liabilities	$-	$-	$-	$-
Net deferred tax balance	$-	$-	$-	$-

The Company is not recording deferred tax assets as it was determined that under current conditions it is not more like-than-not that these future tax benefits in Canada and Ghana will be realized.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

21.	First-time adoption of IFRS

The accounting policies described in note 3 have been applied in preparing the consolidated financial statements for the year ended March 31, 2012, the comparative information for the year ended March 31, 2011, and the preparation of an opening IFRS statement of financial position on the Transition Date, April 1, 2010.

The guidance for the first time adoption of IFRS are set out in IFRS 1 – First-time adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

The Company elected to take the following IFRS 1 optional exemptions:

●
IFRS 2- Share-Based Payments - The Company has taken the election and reassessed only the fair value of options that were granted after Nov 7, 2002 and that have not vested at the date of transition, April 1, 2010.

●	IAS 37 – Provisions, Contingent Liabilities and Contingent Assets – The Company has taken the election and calculated its opening asset retirement obligation under IFRS as at April 1, 2010.

The Company applied the following IFRS 1 mandatory exceptions:

●
IAS 27 – Consolidated and Separate Financial Statements and IAS 28 – Investments in Associates – On adoption of IFRS the Company will measure the assets and liabilities of its subsidiary, Keegan Ghana, at the same carrying amounts as in the financial statements of the subsidiary after adjusting for consolidation and equity accounting adjustments.

In preparing its opening IFRS statement of financial position as at April 1, 2010, comparative information for the year ended March 31, 2011 and as at March 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with GAAP, accompanied by an explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, statements of comprehensive loss, deficit and cash flows. The reconciliations and explanations on translation adjustments are as follows:

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

21.	First-time adoption of IFRS (continued)

Reconciliation of Assets, Liabilities & Equity
As at April 1, 2010

	GAAP	GAAP	Effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		Sub-note a	Sub-notes b,c,d
Assets

Current assets:
Cash and cash equivalents	$48,712,372	$47,954,689	$-	$47,954,689
Receivables	122,669	120,760	-	120,760
Prepaid assets	257,561	253,553	-	253,553
	49,092,602	48,329,002	-	48,329,002

Non-current assets:
Plant and equipment	318,242	291,026	409,986	701,012
Mineral interests	41,123,128	37,953,688	(35,719,268)	2,234,420
	41,441,370	38,244,714	(35,309,282)	2,935,432

Total assets	$90,533,972	$86,573,716	$(35,309,282)	$51,264,434

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$1,097,951	$1,080,873	$-	$1,080,873
	1,097,951	1,080,873	-	1,080,873

Non-current liabilities:
Asset retirement obligation	49,860	49,084	-	49,084
	49,860	49,084	-	49,084

Total liabilities	1,147,811	1,129,957	-	1,129,957

Shareholders' Equity

Common shares	104,887,236	97,003,978	-	97,003,978
Equity reserves	8,082,767	7,339,093	(171,753)	7,167,340
Accumulated deficit	(23,583,842)	(18,899,312)	(35,137,529)	(54,036,841)
	89,386,161	85,443,759	(35,309,282)	50,134,477
Total shareholders' equity and liabilities	$90,533,972	$86,573,716	$(35,309,282)	$51,264,434

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

21.	First-time adoption of IFRS (continued)

Reconciliation of Assets, Liabilities & Equity
As at March 31, 2011
	GAAP	GAAP	Effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		Sub-note a	Sub-notes b,c,d
Assets

Current assets:
Cash and cash equivalents	$229,144,989	$236,329,452	$-	$236,329,452
Receivables	244,880	252,557	-	252,557
Prepaid assets	146,084	150,930	-	150,930
	229,535,953	236,732,939	-	236,732,939

Non-current assets:
Plant and equipment	537,111	506,273	977,734	1,484,007
Mineral interests	74,843,010	70,792,389	(60,210,697)	10,581,692
	75,380,121	71,298,662	(59,232,963)	12,065,699

Total assets	$304,916,074	$308,031,601	$(59,232,963)	$248,798,638

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$5,076,974	$5,236,343	$-	$5,236,343
	5,076,974	5,236,343	-	5,236,343

Non-current liabilities:
Asset retirement obligation	4,762,009	4,911,313	2,330,769	7,242,082
	4,762,009	4,911,313	2,330,769	7,242,082

Total liabilities	9,838,983	10,147,656	2,330,769	12,478,425

Shareholders' Equity

Common shares	314,407,860	309,475,894	(130,520)	309,345,374
Equity reserves	17,163,323	16,364,296	(499,901)	15,864,395
Accumulated deficit	(36,494,092)	(27,956,245)	(60,933,311)	(88,889,556)
	295,077,091	297,883,945	(61,563,732)	236,320,213

Total shareholders' equity and liabilities	$304,916,074	$308,031,601	$(59,232,963)	$248,798,638

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

21.	First-time adoption of IFRS (continued)

Reconciliation of loss and comprehensive loss
Year ended March 31, 2011

	GAAP	GAAP	Effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		Sub-note a	Sub-notes b,c
Administration expenses

Expenses:
Amortization	$101,974	$100,281	$-	$100,281
Consulting fees, directors' fees and wages
and benefits	2,415,249	2,375,162	-	2,375,162
Office, rent and administration	1,059,822	1,049,039	-	1,049,039
Professional fees	437,970	430,689	-	430,689
Regulatory fees, transfer agent and
shareholder information	185,783	182,713	-	182,713
Stock-based compensation	7,799,995	7,777,371	(318,863)	7,458,508
Travel, promotion and investor relations	970,548	950,989	-	950,989
	12,971,341	12,866,244	(318,863)	12,547,381

Exploration and evaluation expenditures	-	-	26,114,646	26,114,646

Other expenses (income):
Bank charges and interest	36,232	35,627	-	35,627
Interest and other income	(490,851)	(482,735)	-	(482,735)
Gain on sale of marketable securities	(215,666)	(212,103)	-	(212,103)
Foreign exchange loss (gain)	609,194	(3,150,101)	-	(3,150,101)
	(61,091)	(3,809,312)	-	(3,809,312)

Loss and comprehensive loss for the year	$12,910,250	$9,056,932	$25,795,783	$34,852,715

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

21.	First-time adoption of IFRS (continued)

(a)	Functional currency and the effect of changes in foreign exchange rates

IFRS requires that the functional currency of each entity of the Company be determined separately. The Company has determined that as at the Transition Date, the United States dollar was the functional currency of all entities in the Company.

Under GAAP, the Company’s parent company, Keegan Resources Inc. was deemed to have a measurement currency of the Canadian dollar and each of its subsidiaries were considered to be integrated foreign subsidiaries. Under this accounting policy, monetary assets and liabilities, not denominated in Canadian dollars were translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the date of each balance sheet. Non-monetary items were translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated expense items were translated at exchange rates prevailing at the transaction date.

Under IFRS, non-monetary assets, liabilities and the Company’s equity account have been recalculated using the US dollar based exchange rates prevailing when the assets were acquired, the obligations incurred or the expense was incurred. As at April 1, 2010, under GAAP, the Company had reported net assets of C$89,386,161 and under IFRS, the Company reports net assets of $85,443,759 prior to the effect of any of the other IFRS opening balance sheet adjustments.

(b)	Share-based payments

Under GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes model and recognized this expense over the vesting period of the options. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options and the risk free interest rate. The expense is recorded on a straight-line basis over the graded vesting period of the award. The forfeiture rate is assumed to be nil and the expense is adjusted prospectively as forfeitures occur. Compensation expense attributable to awards that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.

For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants is measured on the date the services are completed. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. IFRS does, however, require the fair value determination to account for the anticipated forfeiture rate of the options. The Company has now incorporated this rate in the fair value of all grants that were granted after Nov 7, 2002 and that have not vested at the date of transition, April 1, 2010.

KEEGAN RESOURCES INC.

Consolidated Statements of Comprehensive Loss
Years ended March 31, 2012 and 2011	Expressed in United States Dollars

21.	First-time adoption of IFRS (continued)

(b)	Share-based payments (continued)

For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that applied under GAAP and resulted in certain contractors and consultants being classified as employees under IFRS.

As at the Date of Transition, the Company recorded an adjustment to option reserves of $171,753 of which, $123,634 related to previous share-based compensation recorded to the statement of operations under GAAP and $48,119 that was recorded to mineral interest.

During the year ended March 31, 2011, share-based compensation was reduced by $318,863 and mineral interests by $139,804.

(c)   Exploration and evaluation expenditures

Under IFRS 6, the Company can determine an accounting policy specifying which expenditures are recognized as exploration and evaluation assets and apply the policy consistently. In making this determination, the Company must consider the degree to which the expenditure can be associated with finding specific mineral resources.

As described in Note 3(f), the Company has selected an accounting policy under IFRS 6 where all exploration and evaluation expenditures are expensed until properties are determined to contain economically recoverable mineral resources. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further cost incurred for the development of that project are capitalized as mineral interests.

Under GAAP, the Company’s accounting policy was that exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves, abandoned or the interest is sold.

As at the Date of Transition, the Company recorded to retained earnings $35,261,163 in previously capitalized  exploration and evaluation costs and reclassified to plant and equipment $409,986 previously capitalized to mineral properties. In addition, the Company expensed a further $26,114,646 of exploration and evaluation costs for the year ended March 31, 2011.

(d)   Asset retirement obligation

Under IFRS, asset retirement obligations are discounted using a current discount rate specific to the related liability or a risk-free interest rate if risks are incorporated into the related cash flows. Under GAAP, a credit adjusted risk-free rate was used. As a result, the asset retirement obligation recorded at March 31, 2011 has been re-measured and an adjustment has been recorded to mineral interest. This resulted in an increase in mineral interests and an increase in asset retirement obligation of $2,330,769 as at March 31, 2011. No material adjustment was required as at April 1, 2010.